CONSOLIDATED FINANCIAL STATEMENTS

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share amounts, U.S. GAAP)
(Unaudited)
	June 26,	March 27,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	$47,137	$45,006
Restricted cash and cash equivalents	13,783	13,145
Trade accounts receivable – less allowance for doubtful accounts of $Nil (March 27, 2009 – $Nil)	26,247	24,556
Other accounts receivable – less allowance for doubtful accounts of $332 (March 27, 2009 – $632)	4,222	4,300
Inventories	29,465	27,821
Prepaid expenses and other	2,752	2,681
Current assets held for sale	1,935	1,935
	125,541	119,444

Fixed assets – net of accumulated depreciation of $47,098 (March 27, 2009 – $47,156)	12,153	12,530
Deferred income tax assets – net	5,654	5,800
Intangible assets – net	47,280	49,106
Other assets	2,489	2,655
	$193,117	$189,535
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$12,298	$12,018
Employee-related payables	8,940	9,478
Income and other taxes payable	513	482
Current portion of provisions for exit activities	2,247	3,645
Other accrued liabilities	7,549	6,454
Deferred credits	878	861
Deferred income tax liabilities – current portion	32	28
	32,457	32,966

Long-term debt – convertible debentures	61,473	57,203
Long-term portion of provisions for exit activities	583	200
Pension liabilities	15,278	14,690
Deferred income tax liabilities – long-term portion	32	28
Long-term accrued income taxes	2,271	2,408
Other long-term liabilities	837	830
	112,931	108,325
Redeemable preferred shares, unlimited shares authorized; non-voting; 1,045,200 shares issued and 1,038,900 shares outstanding (March 27, 2009 – 1,059,200)	13,298	13,558

Commitments and contingencies (Note 11)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding (March 27, 2009 – 122,425,682)	738,818	738,818
Additional paid-in capital	34,320	33,969
Deficit	(670,865)	(669,872)
Accumulated other comprehensive loss	(35,385)	(35,263)
	66,888	67,652
	$193,117	$189,535

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 26,	June 27,
	2009	2008

Revenue	$53,608	$60,511
Cost of revenue	26,745	32,921
Gross margin	26,863	27,590

Expenses:
Research and development (“R&D”)	9,536	11,940
Selling and administrative (“S&A”)	10,293	12,457
Amortization of intangible assets	1,825	1,846
Contract impairment	809	-
Gain on sale of assets	-	(936)
	22,463	25,307
Operating income	4,400	2,283

Interest income	45	367
Interest expense	(903)	(1,170)
Amortization of debt issue costs	(160)	(184)
Foreign exchange loss	(3,880)	(322)
Net income (loss) before income taxes	(498)	974
Income tax recovery (expense)	(18)	126
Net income (loss)	$(516)	$1,100

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$(1,005)	$372

Net income (loss) per common share:
Basic and diluted	$(0.01)	$-

Weighted-average number of common shares outstanding (thousands):
Basic and diluted	122,426	127,245

 (See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 26,	June 27,
	2009	2008
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$(516)	$1,100
Depreciation of fixed assets	976	1,219
Amortization of other assets	1,985	2,030
Stock compensation expense	363	510
Other non-cash changes in operating activities	4,390	(450)
Deferred income taxes	154	(63)
Decrease (increase) in working capital:
Trade accounts and other receivables	(1,613)	(2,802)
Inventories	(1,645)	458
Prepaid expenses and other	(70)	1,334
Payables and other accrued liabilities	(1,083)	(2,862)
Deferred credits	17	(233)
Total	2,958	241

Investing activities:
Expenditures for fixed assets	(575)	(1,630)
Proceeds from disposal of fixed assets	-	973
Total	(575)	(657)

Financing activities:
Payment of dividends on preferred shares	(477)	(566)
Repurchase of preferred shares	(272)	(450)
Repurchase of common shares	-	(840)
Total	(749)	(1,856)

Effect of currency translation on cash	497	18

Increase (decrease) in cash and cash equivalents	2,131	(2,254)

Cash and cash equivalents, beginning of period	45,006	42,361

Cash and cash equivalents, end of period	$47,137	$40,107

 (See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Common Shares
	Number (thousands)	Amount	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

Balance, March 28, 2008	127,346	$768,509	$5,104	$(638,389)	$(35,781)	$99,443
Net income	-	-	-	1,100	-	1,100
Foreign currency translation adjustment	-	-	-	-	29	29
Minimum pension liability	-	-	-	-	-	-
Comprehensive Income	-	-	-	-	-	$1,129
Common share repurchase	(900)	(5,431)	4,591	-	-	(840)
Stock compensation expense	-	-	510	-	-	510
Preferred share dividends	-	-	-	(566)	-	(566)
Premiums on preferred share repurchases	-	-	(162)	-	-	(162)
Balance, June 27, 2008	126,446	$763,078	$10,043	$(637,855)	$(35,752)	$99,514

Balance, March 27, 2009	122,426	$738,818	$33,969	$(669,872)	$(35,263)	$67,652
Net loss	-	-	-	(516)	-	(516)
Foreign currency translation adjustment	-	-	-	-	(28)	(28)
Minimum pension liability	-	-	-	-	(94)	(94)
Comprehensive Income	-	-	-	-	-	$(638)
Common share repurchase	-	-	-	-	-	-
Stock compensation expense	-	-	363	-	-	363
Preferred share dividends	-	-	-	(477)	-	(477)
Premiums on preferred share repurchases	-	-	(12)	-	-	(12)
Balance, June 26, 2009	122,426	$738,818	$34,320	$(670,865)	$(35,385)	$66,888

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, U.S. GAAP)
(Unaudited)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) in United States (“U.S.”) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements.  Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (“GAAP”) for complete financial statements.  In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 26, 2009, and the results of operations and cash flows of the Company for the three month periods ended June 26, 2009, and June 27, 2008, in accordance with U.S. GAAP, applied on a consistent basis.  The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Inter-company transactions and balances have been eliminated.

The balance sheet at March 27, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.  These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 27, 2009.  The Company's Fiscal year-end is the last Friday in March.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

The Company has aggregated its operating segments under the criteria set forth in Financial Accounting Standards Board (“FASB”) Statement No. 131, and is viewed as a single reporting segment, thus no business segment information is being disclosed.

2.	Recently Issued Accounting Pronouncements

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162 (“FAS 168”). The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative non-governmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. FAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in FAS 168. All other accounting literature not included in the Codification is non-authoritative. The Codification is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS 165”). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim or annual periods ending after June 15, 2009. The Company adopted this standard in the first quarter of Fiscal 2010.  The adoption of FAS 165 did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which amend SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This standard is effective for periods ending after June 15, 2009. The Company adopted this standard in the first quarter of Fiscal 2010.  The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for Fiscal Years ending after December 15, 2009. The Company is required to adopt FSP 132 in Fiscal 2010. The adoption of this interpretation will increase the disclosures in the Fiscal 2010 year-end financial statements related to the assets of the Company’s defined benefit pension plans.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The Company adopted FSP 142-3 in the first quarter of Fiscal 2010. The requirements of FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, the adoption of FSP 142-3 did not have a material impact on its financial position or results of operations.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FASB Staff Position 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delayed the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of FAS 157 in the first quarter of Fiscal 2009.  In the first quarter of Fiscal 2010, the Company adopted the provisions previously deferred by FSP 157-1 and FSP-2 relating to non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis.  The adoption of these provisions did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods.  In April 2009, FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that arise from Contingencies (“FSP 141(R)-1”).  This FSP amends and clarifies FAS 141(R), to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  FAS 141(R) and FSP 141(R)-1 are effective for public companies for Fiscal Years beginning on or after December 15, 2008. The Company adopted FAS 141(R) and FSP 141(R)-1 in the first quarter of Fiscal 2010, which are applied on a prospective basis.  The adoption of these standards did not have a material impact on the Company’s financial position or results of operations.

3.	Derivatives and Hedging Activities

The Company operates globally, and therefore incurs expenses in currencies other than its U.S. dollar functional currency. The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  The Company does not use derivative contracts for speculative purposes.

In accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), all derivative instruments are carried on the Company’s balance sheet at fair value, and are reflected in prepaid expenses or other accrued liabilities. The Company primarily designates derivatives as cash flow hedges.  When the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  The gains and losses associated with ineffective portions of the derivative, as well as any derivatives not designated as part of a hedging relationship, or terminated hedges, are recognized in net income (loss) immediately within the foreign exchange line item of the Statement of Income (Loss).  At June 26, 2009, the Company held no derivative financial instruments.

4.	Fair Value Measurements

The Company adopted FAS 157 as of March 29, 2008. FAS 157 applies to certain assets and liabilities that are being measured and reported on a fair value basis. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

Assets
Restricted cash and cash equivalents	$13,783	-	-	$13,783
	$13,783	$-	$-	$13,783

The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), redeemable preferred shares and 6.0% Convertible Unsecured Subordinated Debentures (“convertible debentures”).  Due to the short-term maturity of cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflect the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the convertible debentures and redeemable preferred shares.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows (in thousands):

	Carrying Value	Fair Value
Convertible debentures	$61,473	$43,032
Redeemable preferred shares	$13,298	$16,650

See also Note 9 and Note 12 for additional disclosure on these balance sheet items.

5.	Inventories

Inventories consist of the following (in thousands):

	June 26, 2009	March 27, 2009

Raw materials	$3,120	$2,622
Work-in-process	17,990	16,876
Finished goods	8,355	8,323
	$29,465	$27,821

6.	Intangible Assets

The Company acquired the optical in/out (“I/O”) business of Primarion Inc. (“Primarion”) in Fiscal 2007 and the shares of Legerity Holdings Inc. (“Legerity”) in Fiscal 2008. The intangible asset values related to these acquisitions are as follows (in thousands):

	June 26, 2009			March 27, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$38,280	$(9,496)	$28,784	$38,280	$(8,281)	$29,999
Customer relationships	23,115	(4,619)	18,496	23,115	(4,031)	19,084
Non-competition agreements	520	(520)	-	520	(497)	23
Total	$61,915	$(14,635)	$47,280	$61,915	$(12,809)	$49,106

Total amortization expense in the three-month periods ended June 26, 2009, and June 27, 2008, was $1.8 million in each period.

Assuming no subsequent impairment of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: 2010 – $5.4 million; 2011 – $7.1 million; 2012 – $7.1 million; 2013 – $7.1 million; 2014 – $6.9 million; thereafter – $13.7 million.

The acquired intangible assets are being amortized on a straight-line basis over their weighted average useful lives as follows:

Proprietary technology	4 to 8 years
Customer relationships	6 to 10 years
Non-competition agreements	3 years
Total (weighted average life)	8.6 years

7.	Provisions for Exit Activities

Workforce Reductions

During the fourth quarter of Fiscal 2009, as a result of the economic slowdown, the Company announced planned restructuring actions to help maintain profitability by reducing its workforce by 6-8 percent.  In connection with this plan, in the first quarter of Fiscal 2010, the Company recorded charges of $0.2 million.   Also during the quarter, headcount was reduced by 9 employees.  In addition, the Company expects 3 additional employees to leave by September 25, 2009.  The remaining severance provision balance of $1.3 million related to this plan is expected to be paid within the next year, with no additional significant severance expenses relating to this plan expected in future periods.

The Company also continued with the integration plan of Legerity which was announced in the second quarter of Fiscal 2008 as a result of the Legerity acquisition.  In the first quarter of Fiscal 2010, 7 employees left the Company.  The remaining severance provision balance of $0.2 million related to this plan is expected to be paid out by the end of the second quarter of Fiscal 2010, with no additional significant severance expenses expected under this plan in future periods.

Lease and Contract Settlement

As part of the planned restructuring actions announced in the fourth quarter of Fiscal 2009, in the first quarter of Fiscal 2010, the Company incurred an additional $0.8 million in costs relating to idle space under lease contract, primarily due to workforce reductions in its Austin, Texas facility.  The Company expects to incur a total of $0.1 million of additional idle space costs during Fiscal 2010 and Fiscal 2011.

Restructuring Provisions Continuity

The following table summarizes the continuity of these restructuring provisions for the three month period ended June 26, 2009 (in thousands):

	Workforce Reduction	Lease and Contract Settlement	Total

Balance, March 27, 2009	$3,143	$702	$3,845
Charges	202	809	1,011
Cash drawdowns	(2,001)	(149)	(2,150)
Reversals	(11)	-	(11)
Non-cash changes	130	5	135
Balance, June 26, 2009	1,463	1,367	2,830
Less: Long-term portion	-	(583)	(583)
Current portion of provisions for exit activities as at June 26, 2009	$1,463	$784	$2,247

The lease and contract settlements of $1.4 million relate to the plans implemented from Fiscal 2002 to 2009, and will be paid over the lease terms, unless settled earlier. The remaining severance payments of $1.5 million are expected to be paid within the next year.

8.	Sale of Assets

On May 20, 2008, the Company sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a gain on sale of $0.9 million, net of transaction costs.  No gains or losses on the sale of assets were recorded in the first quarter of Fiscal 2010.

9.	Long-Term Debt – Convertible Debentures

The Company has convertible debentures with a carrying amount of $61.5 million (Cdn $70.9 million), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the convertible debentures, in whole or part, by the issuance of freely tradable common shares of the Company.

The convertible debentures are convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares at a conversion price of $2.12 (Cdn $2.45) per share.

As a result of the convertible debentures being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the convertible debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

In June 2009, the Company entered into a formal issuer bid to purchase for cancellation up to $20.8 million (Cdn $24 million) face value of our convertible debentures.  In July 2009, the Company completed the formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  The convertible debentures have a carrying amount of $61.5 million (Cdn $70.9 million) after the completion of the repurchase.  The Company expects to expense $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

10.	Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by its former Communications Systems business (“Systems”), which is now owned by and operated as Mitel Networks Corporation (“Mitel”).  This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at June 26, 2009, was $33.0 million (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at June 26, 2009 that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at June 26, 2009, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

The Company periodically has entered into agreements with customers and suppliers that include restricted intellectual property indemnifications that are customary in the industry.  These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property infringement claims arising from these transactions.  The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers.  Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims.  The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at June 26, 2009, the warranty accrual was $Nil (March 27, 2009 - $0.1 million).

11.	Commitments and Contingencies

The Company has credit facilities of $1.3 million (Cdn $1.5 million) and had letters of credit outstanding as at June 26, 2009 of $1.2 million (March 27, 2009 - $1.1 million), related to the Company’s Supplementary Executive Retirement Plan (“SERP”). These letters of credit expire within six months.

In addition, the Company has pledged $13.8 million (107.2 million Swedish krona) as security toward the Swedish pension liability of $15.6 million. This amount has been presented as restricted cash and cash equivalents.

The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business.  The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company’s tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

12.	Redeemable Preferred Shares

During the three months ended June 26, 2009, the Company repurchased 20,300 preferred shares.  During the first quarter of Fiscal 2010, the Company declared and paid dividends on its redeemable preferred shares of $0.5 million, based on a quarterly dividend of $0.46 (Cdn $0.50) per share. See also Note 4 for fair value disclosure.

13.	Capital Stock

a)	The Company has neither declared nor paid any dividends on its common shares.

b)	A summary of the Company’s stock option activity is as follows:

	Three Months Ended
	June 26, 2009	June 27, 2008
Outstanding Options:
Balance, beginning of period	13,242,756	12,390,625
Granted	5,000	40,000
Exercised	-	-
Forfeited	(38,500)	(67,632)
Expired	(91,705)	(349,741)
Balance, end of period	13,117,551	12,013,252

As at June 26, 2009, there were 1,344,762 (March 27, 2009 – 1,219,557) options available for grant under the stock option plan approved by the Company’s shareholders on December 7, 2001.  The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $0.23 to $4.65 per share with exercise periods extending to June 2014.  The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

c)
The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted monthly average number of shares outstanding during the respective periods.  Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares, the average share price for the period and dilutive common share equivalents.

Net income (loss) attributable to common shareholders is computed as follows (in thousands):

	Three Months Ended
	June 26, 2009	June 27, 2008

Net income (loss), as reported	$(516)	$1,100
Dividends on preferred shares	(477)	(566)
Premiums on repurchase of preferred shares	(12)	(162)
Net income (loss) attributable to common shareholders	$(1,005)	$372

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options and common share equivalents, as their effect is anti-dilutive. For the three months ended June 26, 2009, all stock options and common share equivalents have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported loss for the period. For the three months ended June 27, 2008, there were no stock options included in the computation of diluted earnings per share because they were anti-dilutive due to the average share price for the period, being less than the exercise price of all the options.

	Three Months Ended
	June 26, 2009	June 27, 2008

Weighted average common shares outstanding	122,425,682	127,244,792
Dilutive effect of stock options	-	-
Dilutive effect of convertible debentures	-	-
Weighted average common shares outstanding, assuming dilution	122,425,682	127,244,792

The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

	Three Months Ended
	June 26, 2009	June 27, 2008

Number of outstanding options	10,437,551	12,013,252

Average exercise price per share	$1.86	$2.41

In the first quarter of Fiscal 2010, an additional 2,680,000 options were excluded from the computation of diluted earnings per share as a result of the net loss for the quarter, even though the treasury method would have included them.

The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

The following common share equivalents related to the Company’s convertible debentures have been excluded from the computation of diluted income per share because they were anti-dilutive.

	Three Months Ended
	June 26, 2009	June 27, 2008

Number of common share equivalents upon conversion of convertible debentures	28,932,653	32,142,857

Conversion price per share (1)	$2.09	$2.43

(1)	Conversion price is fixed at $2.45 Cdn. Amount is calculated at the average Cdn/U.S. exchange rate for the quarter.

d) Share repurchase program

During the first quarter of Fiscal 2010, the Company renewed its common share buyback program.  The share buyback program allows the Company to purchase up to 11,971,633 common shares, or about 10% of its public float as of May 25, 2009, from May 29, 2009 to May 28, 2010. The bid does not commit the Company to make any share repurchases.  The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by the Company under the bid will be cancelled.  No share repurchases were made during the first quarter of Fiscal 2010.

During the first quarter of Fiscal 2009, the Company repurchased and cancelled 900,000 common shares, with an aggregate purchase price of $0.8 million, as a part the previous normal course issuer bid.  The bid expired on May 25, 2009, and a total of 4,920,000 common shares were repurchased and cancelled under the bid.

Details of the share repurchases are as follows (in thousands except number of shares and per share amounts):

	Three Months Ended
	June 26, 2009	June 27, 2008
Number of shares	-	900,000
Aggregate purchase price	$-	$840
Weighted average cost per share	$-	$0.93

The difference between the average carrying value and the amount paid to acquire the shares has been recorded to additional paid-in capital.

14.	Stock-Based Compensation

Effective April 1, 2006, the Company adopted FAS 123R, Share-Based Payment. FAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company’s stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, FAS 123R requires that the Company estimate the number of stock options that will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company’s stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life.

Stock compensation expense is also recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

Stock compensation expense has been recorded as follows (in thousands):

	Three Months Ended
	June 26, 2009	June 27, 2008
Selling and administrative	$298	$418
Research and development	47	66
Cost of revenue	18	26
	$363	$510

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

Stock compensation expense has been determined using the Black-Scholes-Merton option pricing model with the following weighted average assumptions for the three-month periods ended June 26, 2009, and June 27, 2008:

	Three Months Ended
	June 26, 2009	June 27, 2008

Risk free interest rate	2.56%	3.36%
Dividend yield	Nil	Nil
Volatility factor of the expected market price of the Company's common stock	48.3%	44.8%
Weighted average expected life of the options	5.1 years	4.6 years

Using the Black-Scholes-Merton option-pricing model, the weighted-average fair value of the stock options granted during the three months ended June 26, 2009 was $0.22 per option, as compared to $0.35 per option in the three months ended June 27, 2008.

15.	Government Assistance

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  To date, the Company has recognized reimbursement of expenses under this agreement totaling $6.7 million, and therefore, will not be recognizing further reimbursements under this agreement in future periods. During the three month periods ended June 26, 2009, and June 27, 2008, the Company’s research and development expenses were reduced by $0.7 million and $0.5 million, respectively, related to this agreement.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $12.3 million (Cdn $14.2 million), the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $12.3 million (Cdn $14.2 million) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at June 26, 2009, accrued royalties related to this agreement were $0.3 million (March 27, 2009 - $0.3 million).

As part of the Company’s research and development activities in the U.K. and Europe, the Company enters into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2010 are for periods between 2-4 years in length and have a combined total allowable claim of $1.2 million.

During the three month periods ended June 26, 2009, and June 27, 2008, the Company’s research and development expenses were reduced by $0.3 million and $0.1 million, respectively, related to these agreements

16.	Income Taxes

Income tax expense of $18,000 was recorded for the first quarter of Fiscal 2010, compared with a recovery of $0.1 million for the corresponding period in Fiscal 2009.  The expense in Fiscal 2010 relates to FIN 48 obligations and current taxes in foreign jurisdictions.  The income tax recovery in Fiscal 2009 relates to closure of outstanding issues for tax audits, net of tax expense of $0.2 million relating to its foreign jurisdictions and FIN 48 obligations for uncertain tax positions.

The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized.  Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $249.8 million as at June 26, 2009 (March 27, 2009 – $247.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between the Company's local tax reporting currencies and functional currency.

The Company continues to pursue the closure of outstanding audit issues with various governments. The settlement of any related uncertain tax positions (“UTPs”) during the Fiscal Year will result in either the tax payment or derecognition of the UTPs. Based on the information currently available, the Company expects that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years. During the quarter the Company accrued $11,000 of interest and it derecognized $0.3 million of UTPs previously recorded which were offset by a deferred tax asset in the same amount.

17.	Pension Plans

The Company has defined benefit pension plans in Sweden and Germany.

As at June 26, 2009, the Swedish pension liability was $15.6 million, comprised of $12.9 million (101.1 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.7 million as determined under the U.S. GAAP provisions of FAS 87, Employers’ Accounting for Pensions. The pension plan is unfunded; however, as at June 26, 2009, $13.8 million in restricted cash and cash equivalents have been pledged to secure the Swedish pension liability.

As at June 26, 2009, the German pension liability of $5.8 million (4.2 million euros) was insured with the Swiss Life Insurance Company. These insurance contracts valued at $6.1 million are recorded as a plan asset, and have been shown net of the pension liability.  As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments.

The Company also has an unfunded pension liability of $0.3 million in the U.K. related to amounts owing to a former employee of the Company.

At the end of the first quarter of Fiscal 2010, the Company had net total pension liabilities of $15.6 million, of which $15.3 million is included in pension liabilities; $0.6 million as current liabilities, included in employee-related payables; and $0.3 million as a pension assets, included in other assets.

Net pension expense for the defined benefit plans was as follows (in thousands):

	Three Months Ended
	June 26, 2009	June 27, 2008

Interest costs	$175	$342
Expected return on assets	(71)	(80)
Net pension expense	$104	$262

As of June 26, 2009, the Company made contributions to these pension plans of $Nil (2009 – $Nil).

18.	Supplementary Cash Flow Information

The following table summarizes the Company’s other non-cash changes in operating activities (in thousands):

	Three Months Ended
	June 26, 2009	June 27, 2008

Foreign currency loss on convertible debentures	$4,272	$464
Foreign currency gain on cash and restricted cash	(1,143)	(31)
Change in pension liabilities	493	-
Contract impairment	809	-
Gain on sale of assets	-	(936)
Other	(41)	53
Other non-cash changes in operating activities	$4,390	$(450)

19.	Subsequent Event

Subsequent events have been evaluated through July 28, 2009, the date the financial statements were issued.

20.	Comparative Figures

Certain of the Fiscal 2009 first quarter comparative figures have been reclassified so as to conform with the presentation adopted in the first quarter of Fiscal 2010.

In the first quarter of Fiscal 2009, the Company reported financial information expressed in millions of U.S. dollars.  Comparative figures have been restated in thousands of U.S. dollars.

The Company reclassified $0.9 million gain on sale of assets in the Fiscal 2009 first quarter Consolidated Statements of Income (Loss).

The Company reclassified $0.2 million from other non-cash changes in operating activities to amortization of other assets in the Fiscal 2009 first quarter Consolidated Statements of Cash Flows.